aub

SE 17009511

Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 09 2017
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57TH COURT, SUITE 420
(No. and Street)

SOUTH MIAMI	FL	33143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED BENGHIAT (305) 669-5177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DE LEON & COMPANY P.A.
(Name – *if individual, state last, first, middle name*)

510 NW 159TH LANE	PEMBROKE PINES	FL	33028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 10 AM 8:02
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TED BENGHIAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD SECURITIES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIBEL SANCHEZ
MY COMMISSION # FF 945953
EXPIRES: December 27, 2019
Bonded Thru Notary Public Underwriters

Notary Public

Signature

TREASURER /FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2016

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of ICD SECURITIES, INC.

We have audited the accompanying balance sheet of ICD Securities, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of ICD Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1a and 1b has been subjected to audit procedures performed in conjunction with the audit of the financial statements of ICD Securities, Inc. The supplemental information contained in Schedules 1a and 1b is the responsibility of the management of ICD Securities, Inc. Our audit procedures included determining whether the supplemental information contained in Schedules 1a and 1b reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion of the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C. F. R. 240.17a-5. In our opinion, the supplemental information contained in schedules 1a and 1b is fairly stated, in all material respects, in relation to the financial statements as a whole.

De Leon & Company, P.A.

Julio De Leon For The Firm De Leon & Company, P. A.

Pembroke Pines, Florida

February 20, 2017

ICD SECURITIES, INC.

BALANCE SHEET
DECEMBER 31, 2016

ASSETS	
Cash	$80,560
Accounts receivable from clearing broker/dealer	111,848
Other receivables	7,500
Clearing broker/dealer deposit	15,000
Prepaid expenses	3,408
Total assets	$ 218,316

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable	$52,805
Referral fees payable-other	120
Referral fees payable-related parties	31,128
Due to related parties	4,000
Accrued expenses	23,533
Total liabilities	111,586
Stockholders' equity	
Common stock, $0.10 par value, 1,000 authorized, 200 shares issued and outstanding 80 shares in treasury stock	20
Additional paid-in capital	71,980
Retained earnings	90,730
Less: Treasury stock	(56,000)
Total stockholders' equity	106,730
Total liabilities and stockholders' equity	$218,316

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Commissions and fees	727,896
Other income	82,478
Total revenues	810,375
Expenses	
Clearing and underwriting fees	62,099
Commissions	269,787
Dues and subscriptions	122,732
Insurance	5
FINRA fees	6,029
Office expenses	315
Other general and administrative expenses	9,698
Professional fees	15,860
Referral fees	146,987
Rent	48,000
Salaries and related costs	92,476
Total expenses	773,987
Net income	$ 36,387

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Shares		Treasury	Additional paid-in	Retained	
	Number	Amount	stock	capital	Earnings	Total
Balance, December 31, 2015	200	$ 20	$ (56,000)	$ 71,980	$ 54,343	$ 70,343
Net income	-	-		-	36,387	36,387
Purchase of treasury stock		-		-	-	-
Balance, December 31, 2016	200	$ 20	$ (56,000)	$ 71,980	$ 90,730	$ 106,730

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net income	$ 36,387
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable from clearing broker/dealer	(69,786)
Due from related parties	11,196
Other receivables	3,462
Prepaid expenses	(2,935)
Commissions payable	30,645
Due to related parties	4,000
Referral fee payable - other	(1,835)
Referral fee payable - related parties	27,147
Accrued expenses	(5,093)
Net cash provided by operating activities	$ 33,188
	-
Net increase in cash	33,188
Cash, beginning of the year	47,372
Cash, end of year	$80,560

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 — Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization — ICD Securities, Inc. (the "Company') was incorporated in November 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The following is a summary of the Company's significant accounting policies:

Cash Equivalents — for the purposes of reporting the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable from Clearing Broker-Dealer — Accounts receivable is based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company. The Company records an. allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable balances. Normal accounts receivable are due 5 days after the end of the months i n which they are collected by the clearing broker/dealer. Accounts receivables due more than 5 days are considered delinquent. Accounts receivable are charged to expense when they are deemed to be uncollectible. Recoveries of bad debts previously written-off are recognized as income i n the period i n which the recoveries are made. Management made an analysis of its accounts receivable, and determined that an allowance for doubtful accounts was not necessary as of December 31, 2016.

Income Taxes — The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes. The Company's income tax returns for years 2013-2015 remain subject to examination by various taxing authorities.

Revenues — Commission and fee revenue are recognized as the related security transactions occur. Security transactions are recorded on a trade-date basis.

Note 1 - Nature of Organization and Summary of Significant Accounting Policies (Continued)

Expenses - Clearing and underwriting fees, commissions, and referral fees are accrued on a trade-date basis as the security transactions to which they relate occur.

Fair Value Measurement - The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures". ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted principles, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 - Valuations based on quoted prices for identical assets and liabilities i n active markets.

Level 2 - Valuations based on observable inputs other than quoted prices for identical or similar assets and liabilities in markets that are not active, or other in puts that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31, 2016, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring or non-recurring basis.

Clearing Broker/Dealer Deposit - Deposits with clearing organizations consist of cash which has been placed with the Company's clearing broker/dealer in the normal course of business.

Note 2 - Related Party Transactions

Due From Related Parties — There were no outstanding payables due from entities related by common ownership for the year ending December 31, 2016.

Referral Fees Payable - Referral fees payable due to entities related by common ownership was $31,128. Total referral fees paid to entities related by common ownership charged to expense for the year was $131,492.

Rent Expenses - The Company lease office space from entities related to the Company by common ownership. The Company pays rent under the terms of a month-to-month lease at a monthly amount agreed to by the parties. Accrued rent was $4,000 and the total rent charged to expense for the year under the terms of the lease was $48,000.

Note 3-Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 4 - Common Stock

Common stock is comprised of fully participating shares. Holders of common stock have agreed to have each of the 2 offices (New York & Florida) vote 50% of the shares. As of the year ended December 31, 2016, the Company had 200 shares of common stock issued and outstanding and 80 shares of treasury stock that are accounted for in accordance with the cost method.

Note 5 -Regulatory Requirements

Net Capital Requirement —The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and that the ratio of "aggregate indebtedness "to "net capital ", as defined, shall not exceed 15 to 1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirements requires otherwise. The Company is also required to maintain "net capital" equal to the greater of $5,000 'or 6 2/3% of "aggregate indebtedness ", as defined. At December 31, 2016, the Company had excess net capital of $91,791. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 1.12 to 1.

Reserve Requirement — The Company is exempt from the provisions of Rule 15c-3 of the Securities and Exchange Act of 1934 (reserve requirement for brokers and dealers) in that Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

Note 6 —Litigation

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. As of December 31, 2016, the Company is not involved in any legal proceedings and is not aware of any pending or potential claims.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 7 - Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. Management has determined that no events occurred subsequent to December 31, 2016 that would require disclosure in the financial statements.

ICD SECURITIES, INC.

SCHEDULE Ia - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1

DECEMBER 31, 2016

Net Capital		
Total stockholders' equity	106,730	
Default stockholders' equity not allowable for net capital		
Total stockholders ' equity qualified for net capital	106,730	
Deductions and/or changes:		
Non-allowable assets:		
Due from related parties		
Other receivables		(7,500)
Net capital		99,230

Aggregate indebtedness	
items included in the balance sheet:	
Accounts payable and accrued expenses	111,586
Total aggregate indebtedness	111,586

Computation of Basic Net Capital Requirement		
A - Minimum net capital required 6 2/3% of aggregate indebtedness	$	7,439
B - Minimum dollar net capital requirement	$	5,000
Net capital required (higher of A or B above)	$	7,439
Excess Net Capital	$	91,791
Excess Net Capital at 1,000 percent		99,230
Ratio: Aggregate indebtedness to Net Capital		1.12 to 1

ICD SECURITIES, INC.

SCHEDULE Ib - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2016

Net capital, as reported on Part I.I of the Focus Report (unaudited)	99,230
Adjustments	
Net Capital Reported on Schedule I a - Computation of Net Capital	
	$ 99,230

ICD SECURITIES, INC.
ACCOMPANYING SCHEDULE TO REPORT ON AGREED UPON PROCEDURES
REQUIRED BY SEC RULE 17a-S (e) (4)

SCHEDULE OF AESSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

PAYMENT DATE	PAYEE	AMOUNT
2/24/2016	SIPC	$ 945.16
7/12/20016	SIPC	$ 789.42

ICD SECURITIES, INC.
SCHEDULE 2- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORAMTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-1

DECEMBER 31,2016

The Company claims exemption from the provisions of Rule I 5c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. This is because the Company does not serve as fiduciary for the safekeeping of these assets, which are done through its agent or agents.

REPORT ON AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors
ICD Securities, Inc.
Miami, FL 33143

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by ICD Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no material differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

De Leon & Company, P.A.
Pembroke Pines, Florida
February 20, 2017

ICD SECURITIES, INC.

ACCOMPANYING SCHEDULE TO REPORT ON AGREED UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

PAYMENT DATE	PAYEE	AMOUNT
02/24/2016	SIPC	$ 945.16
07/12/2016	SIPC	$ 789.42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ICD SECURITIES, INC.

We have reviewed management's statements, included in the accompanying EXEMPTION REPORT, in which (1) ICD SECURITIES, INC. identified the following provisions of 17 C.F.R. 15c3-3(k) under which ICD SECURITIES, INC. claimed an exemption from 17 C.F.R. 240.15C3-3: (Exemption provisions 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)) (the "exemption provisions") and ICD SECURITIES, INC. stated that ICD SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. The management of ICD SECURITIES, INC. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ICD SECURITIES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (exemption provisions (2)(i) and (2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DE LEON & COMPANY, P.A.

Pembroke Pines, Florida
February 20, 2017

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
ICD Securities, Inc.
Miami, FL 33143

In planning and performing our audit of the financial statements of ICD Securities, Inc. (the "Company") as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, and is not intended to be and should not be used by anyone other than these specified parties.

De Leon & Company, P.A.
Pembroke Pines, Florida
February 20, 2017

ICD SECURITIES, INC.
7301 S.W. 57TH COURT, SUITE 420
SOUTH MIAMI, FL 33143

EXEMPTION REPORT

February 20, 2017

Pursuant to Amended SEC Rule 17a-5, ICD SECURITIES, INC. hereby makes the following statements:

1. Exemption is claimed pursuant to SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).
2. ICD SECURITIES, INC. met the exemption provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) throughout the most recent fiscal year-ended December 31, 2016 without exception.

The above statements are attested to by:

Ted Bengihat, Principal